

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Sean McClain
Chief Executive Officer
AbSci Corp
101 E. 6th Street, Suite 350
Vancouver, WA 98660

Re: AbSci Corp
Draft Registration Statement on Form S-1
Submitted May 6, 2021
CIK No. 0001672688

Dear Mr. McClain:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 6, 2021

Prospectus Summary, page 1

1. We note that certain of your statements may suggest that you are involved in various clinical trials or related processes, such as "[e]ight of the Active Programs are focused on developing production cell lines for partners' biologic drug candidates (five preclinical, one Phase 1, one Phase 3, and one animal health), reflecting our 2018 commercialization of our Cell Line Development (CLD) applications" and "we have CLD programs for one Phase 1 candidate and one Phase 3 candidate, each of which is currently in clinical development using drug substance manufactured through other technologies." Please revise to clarify that your partners are responsible for all pre-clinical and clinical testing of your products. Additionally, please revise your Prospectus Summary to include a

statement to communicate that you are not participating in preclinical validation, clinical trials, or seeking FDA approvals for your products.

2. We note your statements that you are "replacing the fragmented steps and inefficiencies of the conventional biologic drug discovery and cell line development processes with our fully integrated, end-to-end platform designed to create new and better biologics and accelerate their advancement into clinical trials and ultimately into the marketplace where they can serve patients," that your platform allows you to "to expand biological possibilities and generate proteins intractable to produce with other technologies to ensure the best drug candidates have the opportunity to become therapeutic realities for patients," and that "[proteins'] commercial applications extend far beyond the realm of therapeutics and into other industries including materials science, industrial chemicals, cosmetics, synthetic foods, and agriculture." Please provide a factual basis for these statements or characterize each statement as your belief.

3. Clarify your disclosure where you state that you are "positioned to negotiate" license agreements with potential downstream milestone payments and royalties. If there is no assurance that such arrangements will be agreed upon, please revise to state as much or remove this language. In this regard, tell us why you believe it is appropriate to include them in the definition of "Active Programs" if no contractual arrangement for future future licensing revenues has been entered into.

Risk Factors
General Risk Factors, page 61

4. We note risk factors starting on 63 related to being an emerging growth company. As you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also, state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Market and Industry Data and Forecasts, page 69

5. We note your statement that you "obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties, including market information from April 2021 Evaluate Pharma data." Please identify the parties that conducted the independent market research and the third parties the conducted the surveys and studies, file a consent for the information attributed to them, or tell us why you are not required to do so. Refer to Securities Act Rule 436.

COVID-19 Pandemic, page 83

6.	We note that you "experienced delays in technology development activities due to supply chain interruptions related to diversion of personal protective equipment and biotechnology research and biomanufacturing supplies to healthcare organizations and COVID-19 vaccine developers." If possible, please quantify the costs associated with the delays due to COVID-19 and disclose whether you are still experiencing any such delays.

Key Factors Affecting Our Results of Operations and Future Performance, page 84

7.	Clarify what proportion of your technology development agreements anticipate that your partners will elect a license or enter into license agreement following the completion of your technology development activities. Revise to specify what you mean when you say that such agreements "anticipate" the election or entry into a license agreement. If there is no assurance that any of your partners will enter into such agreements, please state as much.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 87

8.	Please expand and revise your discussion under Results of Operations to provide a more detailed analysis for each material quantitative change in operating measures from period to period. While you discuss certain factors to which changes are attributable, you do not discuss and analyze known material trends, events, demands, commitments, uncertainties, and related underlying reasons or drivers. For example, you attribute the increase in technology development revenue to an increase in the number of technology development agreements and the achievement of additional project-based milestones under such agreements. However, you do not discuss the uncertainties of the timing of payments under your technology development and other partner agreements as they are subject to the achievement of project milestones and your partners' decisions to initiate or continue the technology development work.

On a related matter, please revise to quantify factors to which changes are attributed. For example, you disclose that the increase in research and development expenses is primarily attributable to increased headcount, and related personnel costs, allocation of facility overhead, and increased purchases of necessary consumables, but do not quantify those impacts.

For guidance, refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources
Cash Flows, page 91

9.	You disclose that the increase in cash used in operating activities was primarily attributable to the increase in net losses and changes in net working capital. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated, so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to net losses, which are recorded on an accrual basis. Refer to Item 303(b) of Regulation S-K.

Limitations of existing approaches, page 105

10. Clarify the source of the information you provide here with respect to the quantified information you provide about conventional fragmented approaches. This comment also applies to the various depictions you offer under "Advantages of our Integrated Drug Creation Platform."

Intellectual Property, page 127

11. Please disclose the type of patent protection that you have for each of your patents.

Material Agreements, page 129

12. We note your statement on page 2, that your current partners include three of the top 20 pharmaceutical companies based on 2020 global revenues, on page 22, that your top 2 partners accounted for 77% of your revenue and that you enter into Technology Development Agreements with each of your partners. Please revise your disclosure to include the material terms of the Technology Development Agreements.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page F-7

13. You disclose that the carrying values of certain financial instruments, including the long-term debt, approximate fair value. Please revise to provide all the disclosures required by ASC 825-10-50-10.

14. Your financial instruments include a Fee in lieu of Warrant Liability. Please tell us, in sufficient detail, what this represents, how it was accounted for, and the related dollar amount, including the financial statement line item in which it is recorded.

Revenue Recognition, page F-8

15. Please tell us your consideration of disclosing disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Refer to ASC 606-10-50-5.

Exhibits

16.   We note your disclosure on page 32 that Sartorius AG supplies you with systems and related equipment and consumables, which are "critical" to to your business and that you are "materially reliant" on the liquid handling robotics and associated consumables produced solely by Hamilton Company. We also note your disclosure that "[a]ny disruption in the supply chain for these products would materially affect our business." Please file the supply agreements with Sartorius AG and Hamilton Company as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

    You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Maggie Wong